                       STATEMENT RE COMPUTATION OF RATIOS

                                                                   EXHIBIT 12.01

         METROPOLITAN MORTGAGE & SECURITIES CO., INC. AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

    The ratio of adjusted earnings to fixed charges and preferred stock dividends was computed using the following tabulations to compute adjusted earnings and the defined fixed charges and preferred stock dividends.

                                                              YEAR ENDED SEPTEMBER 30
                                                ----------------------------------------------------
                                                  2000       1999       1998       1997       1996
                                                --------   --------   --------   --------   --------
                                                               (DOLLARS IN THOUSANDS)
Net income....................................  $(7,601)   $ 16,275   $10,327    $ 9,668    $ 8,038
Add:
  Interest....................................   29,134      22,388    19,663     19,375     18,788
  Taxes (benefit) on income...................   (4,093)    (12,577)    5,475      5,073      4,235
                                                -------    --------   -------    -------    -------
Adjusted earnings.............................  $17,440    $ 26,086   $35,465    $34,116    $31,061
                                                =======    ========   =======    =======    =======
Preferred stock dividend requirements.........  $ 4,553    $  3,642   $ 3,732    $ 4,113    $ 3,868
Ratio factor of income after provision for
  income taxes to income before provision for
  income taxes................................      100%        100%       66%        66%        66%
Preferred stock dividend factor on pretax
  basis.......................................    4,553       3,642     5,687      6,244      5,880
Fixed charges
  Interest....................................   29,134      22,388    19,663     19,375     18,788
  Capitalized interest........................    1,145         936       611        521      2,468
                                                -------    --------   -------    -------    -------
Fixed charges and preferred stock dividends...  $34,832    $ 26,966   $25,961    $26,140    $27,136
                                                =======    ========   =======    =======    =======
Ratio of adjusted earnings to fixed charges
  and preferred stock dividends...............        *           *      1.37       1.31       1.14

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*   Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $17.4 million and $0.8 million for the years ended September 30, 2000 and 1999, respectively.